BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Mark Paslawski
Direct Line: 403.298.2068
e-mail: paslawskim@bennettjones.ca
Our File No.: 44609-8

May 10, 2006

Delivered by Courier

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

Mark Paslawski

MP/llm
Enclosures

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

SCHEDULE

Press Releases

1. press release dated May 2, 2006

2. press release dated May 9, 2006

Interim Financial Statements and MD&A

3. interim report for the three month period ended March 31, 2006

4. interim financial statements (unaudited) for the three month period ended March 31, 2006

5. management's discussion and analysis for the three month period ended March 31, 2006

CEO/CFO Certifications (Interim Filings)

6. CEO and CFO certifications of interim filings (on Form 52-109FT2) for the three month period ended March 31, 2006

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. First Quarter 2006 Earnings Release and Conference Call

CALGARY, May 2 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its First Quarter 2006 results after the markets close on Tuesday, May 9, 2006. A conference call has been scheduled for 10:00 a.m. MDT (12:00 p.m. EDT) on Wednesday, May 10, 2006. If you wish to participate in the conference call, please call (866) 249-2165 or (416) 644-3425 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until May 17, 2006. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation 21185933 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 09:15e 02-MAY-06

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces First Quarter Results

CALGARY, May 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three months ended March 31, 2006.

<<
HIGHLIGHTS

Three Months Ended March 31,	2006	2005	Change
(000s, except per share data) (unaudited)	($)	($)	(%)
Financial			
Revenue	126,010	80,694	56
Gross margin	49,927	32,437	54
Net income	34,556	21,670	59
Per share - basic	0.95	0.60	58
- diluted	0.94	0.59	59
Cash flow from operations(1)	41,656	26,015	60
Per share - basic	1.15	0.72	60
- diluted	1.13	0.71	59
EBITDA(2)	42,736	25,339	69
Per share - basic	1.18	0.70	69
- diluted	1.16	0.69	68
Working capital	37,071	49,103	(25)
Shareholders' equity	271,084	197,091	38
Weighted average common shares outstanding (No.)			
Basic	36,333,526	36,214,554	--
Diluted	36,708,041	36,498,452	1
	(No.)	(No.)	(%)
Operating			
Fracturing spreads at period end			
Conventional	18	13	38
Coalbed methane	4	3	33
Total	22	16	38
Coiled tubing units			
Shallow	9	9	--
Deep	3	2	50
Total	12	11	9
Cementing units	9	5	80

(1) Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(2) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by

reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

LETTER TO SHAREHOLDERS

I am pleased to present the highlights for the three months ended March 31, 2006 and the developments to date in this year's second quarter.

Financial Highlights

For the three months ended March 31, 2006, Calfrac again posted record first quarter financial results with revenue increasing to $126.0 million, net income improving to $34.6 million or $0.95 per share (basic) and cash flow growing to $41.7 million or $1.15 per share (basic). Another key metric we use to measure our growth and success is how much revenue we generate for each job we complete. During the 2006 first quarter, our average consolidated fracturing revenue per job increased 23% to $57,497 from $46,869 recorded in the first three months of 2005 with year-over-year margins remaining steady at 40%.

Operational Highlights

Canadian Operations

The success of Calfrac's strategy to expand its operations in the more technically challenging geographic regions was evident in the first quarter with our increased market presence in the deeper areas of the Western Canadian Sedimentary Basin. During the period, fracturing, coiled tubing and cementing equipment as well as personnel from our Medicine Hat and Strathmore operating bases located in southern Alberta were mobilized on a temporary basis to our northern Alberta, northeastern British Columbia and Northwest Territories operating areas. This reallocation of assets allowed our Company to take advantage of the growing opportunities and demand for Calfrac's technology and expanded service lines, while still maintaining our commitment to our customers' long-term needs in the shallower southern and eastern regions of Alberta and Saskatchewan.

Our coalbed methane ("CBM") operations were below the Company's expectations during the first quarter with our customers incurring some weather as well as access and infrastructure challenges. Two ultra high rate nitrogen pumpers were added to our CBM fleet in order to enhance Calfrac's ability to pump at higher rates and to provide a back-up for the maintenance required on our high rate nitrogen fleet.

Calfrac recently negotiated a four-year "take or pay" contract with a major oil and gas operator for a multi-pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area (the equipment utilized for this contract was part of our 2005 capital build program). This arrangement is consistent with our strategy to have a portion of our equipment fleet operating under long-term contracts.

Our cementing operations have been demonstrating much improved results as we continue to roll out our new pumpers utilizing high-energy mixing system technologies.

During the spring breakup season, we continue to operate on a reduced basis due to road ban restrictions. That being said, we have begun our annual fracturing campaign in the "Suffield Block" of southern Alberta with a large project under way utilizing Calfrac's fracturing through coil technologies. In northeastern British Columbia, we continue to operate one of our deep multi-pumper fracturing spreads utilizing surface matting technologies, thereby allowing access to remote locations during this period when soft ground conditions normally halt operations. Calfrac's coiled tubing and cementing service lines are also currently operating on a limited basis, which are both road and weather dependent. In the second quarter, we will take

delivery of two deep coiled tubing units and two additional twin cement pumpers that will be deployed in Canada.

United States Operations

Our United States operations continue to grow and demonstrate positive results with the delivery in late February of an additional deep multi-pumper fracturing spread, which was assigned to our Grand Junction, Colorado base. Our four fracturing spreads operating in the U.S. will help meet the demands of Calfrac's expanded customer base. We continue to service the fracturing and, since the latter part of 2005, coiled tubing market demands in the DJ Basin and eastern Colorado out of our Platteville, Colorado operating base.

Russian Operations

In January in Western Siberia, our operations were significantly impacted by severe weather conditions such that our units were only able to operate on a limited basis due to extreme cold temperatures. Despite this, our Russian operations continue to grow with the addition of a third coiled tubing unit to operate out of our new base located at Khanty-Mansiysk in Western Siberia. The equipment was flown from North America in March to be commissioned for second quarter operations. A multi-pumper fracturing fleet is also being shipped via air, sea and rail to this same area and we anticipate fracturing operations will commence in June of this year. Calfrac continues to add experienced expatriates and local Russian employees to this expanding market.

Corporate Activities

I am pleased to announce that our Board of Directors has approved a $28 million increase to the Company's 2006 capital program, resulting in a total capital budget for the year of $176 million that includes expenditures carried over from 2005. The largest single item in this increase is the proposed construction of a new district facility located in Strathmore, Alberta that will allow Calfrac to better service customers in the southern Alberta market as well as provide increased infrastructure support, including an equipment refurbishment centre, for the Company's domestic and international operations. In addition, the increased budget includes 11,250 of added horsepower to the Company's conventional pumping capacity in Canada and additional support equipment in its Russian operations. The Board has also approved the payment of deposits required to book manufacturing slots related to a potential 2007 capital program.

Outlook

Calfrac is well underway with its capital program for 2006. Delivery of the bulk of our new equipment is expected late in the fourth quarter, which will result in 27 fracturing spreads, 18 coiled tubing units and 17 cementing units being fully operational by year-end.

The spring breakup period in Canada has allowed Calfrac to conduct equipment maintenance and repairs, thereby readying us for what is expected to be a very active remainder of 2006. This brief downtime has also allowed us to continue to train and certify our personnel as we continue to grow our employee base (which now exceeds 1,000), roll out new equipment and explore the potential to expand to new geographic regions. Operations in the United States are in full swing thus far in the second quarter and we look forward to a busy year in this market. Our operations in Russia continue to expand and we anticipate that all of our equipment will be fully operational throughout the second half of 2006.

In late April, Calfrac announced the retirement of Mr. Robert S. Roberts, Senior Vice President, Operations and Chief Operating Officer of the Company. Mr. Gordon A. Dibb, Executive Vice President of the Company has been named Calfrac's new Chief Operating Officer. Mr. Donald R. Battenfelder, the Company's Vice President, Operations, will continue to manage Calfrac's operations and will also assume Mr. Roberts' responsibilities for the

Company's capital equipment program. We sincerely thank Mr. Roberts, one of the original founders of our Company, for his contributions over the past seven years and wish him the very best in his retirement.

We are excited about the results we have posted to date and we look forward to reporting our progress throughout the balance of the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 8, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three months ended March 31, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

Performance Summary

Calfrac Well Services Ltd. ("Calfrac" or the "Company") achieved record quarterly financial results for the three months ended March 31, 2006. High levels of activity in Western Canada and the Rocky Mountain region of the United States combined with a larger fleet of equipment provided the foundation for significant increases in revenue, net income and cash flow. Activity levels in the deeper areas of the Western Canadian Sedimentary Basin continued to be very strong for all of Calfrac's service lines and the primary driver for the substantial year-over-year increases in the Company's financial results.

Revenue for the three-month period ended March 31, 2006 totaled $126.0 million, an increase of 56% over the $80.7 million recorded a year ago. Net income for the first quarter of 2006 increased 59% to $34.6 million ($0.95 per share - basic) from $21.7 million ($0.60 per share - basic) in 2005. Cash flow totaled $41.7 million ($1.15 per share - basic), a 60% increase over the $26.0 million ($0.72 per share - basic) recorded in the same period of 2005.

Revenue

Canadian Operations

Revenue from Canadian operations for the first quarter of 2006 increased 44% to $109.0 million versus $75.5 million for the first quarter of 2005. Canadian fracturing revenue for the three months ended March 31, 2006 totaled $98.6 million compared to $69.4 million recorded in the corresponding period the prior year. Revenue was positively impacted by the introduction of several new fracturing spreads and cementing units late in 2005, price book increases to the Company's service offerings that became effective July 1, 2005 and January 1, 2006, strong commodity prices and robust activity levels. While revenues increased substantially on a quarter-over-quarter basis, they were

negatively impacted by unseasonably warm temperatures at the beginning of the quarter, which caused a reduction in expected activity levels in the Company's fracturing operations focused on coalbed methane ("CBM") and shallow gas. The Company was proactive in redeploying its fleet of equipment working in these markets to other areas to minimize the impact of changing weather patterns. Calfrac completed 1,738 Canadian fracturing jobs for average revenue of $56,753 per job compared to 1,525 jobs for $45,495 per job the prior year. The 25% improvement in revenue per job was attributable to a significant increase in the number of conventional fracturing jobs completed in northern Alberta and northeastern British Columbia. These jobs typically are larger in size and require more horsepower, thereby translating to higher revenue per job. The Company also recorded a significant increase in the number of CBM jobs during the quarter, which also tend to have higher per job revenues. The increase in the number of CBM jobs is a function of a larger fleet of equipment servicing this specialized market.

Revenue from coiled tubing operations totaled $4.6 million in the 2006 three-month period versus $4.2 million a year ago. The total number of jobs completed in the first quarter of 2006 was 1,314 for average revenue of $3,516 per job compared to 1,125 jobs for $3,747 per job in 2005. During 2005, the Company deployed two of its deep coiled tubing units to Russia's well servicing market and an additional shallow coiled tubing unit to the Rocky Mountain region of the United States. As a result, the Company operated 8 shallow coiled tubing units in Canada during the first quarter of 2006 compared to 11 a year ago. The shallower nature of the coiled tubing operations completed during the first three months of 2006 resulted in lower per job revenues.

Revenue from the Company's cementing operations totaled $5.8 million for the three months ended March 31, 2006, a 205% increase over the $1.9 million recorded in the first quarter of 2005. The total number of jobs completed in the 2006 three-month period was 627 for average revenue of $9,178 per job versus 257 jobs for $7,431 per job in the same period of 2005. The increase in revenue can be partially attributed to a larger fleet of equipment in operation during the quarter. Revenue per job figures were positively impacted by a higher proportion of work being completed in northern Alberta as well as price book increases implemented in July 2005 and January 2006.

United States Operations

Revenue from United States operations totaled $15.7 million in the first quarter of 2006 compared to $5.2 million recorded in the same period the prior year. The 202% increase was partially due to the deployment of two additional fracturing spreads to this market: one deployed late in 2005 to eastern Colorado and the second deployed late in the first quarter of 2006 to the Piceance Basin in the western part of that state. The Company's U.S. revenue was also positively affected by the commencement during the second quarter of 2005 of its operating base in Grand Junction, Colorado that services the Piceance Basin. The Company completed 248 U.S. fracturing jobs for average revenue of $62,711 per job for the period ended March 31, 2006 compared to 66 jobs for $78,621 per job in 2005. The decrease in revenue per job can be partially attributed to a stronger Canadian dollar. In addition, the commencement of operations in the shallow gas market of eastern Colorado late in 2005 resulted in lower revenues per job, as these jobs tend to be smaller in nature compared to Calfrac's other Colorado operations.

Russian Operations

The Company began providing coiled tubing services to Russia's oil and gas market in the fall of 2005. During the first quarter of 2006, Calfrac's revenue from Russian operations totaled $1.3 million compared to $1.2 million in the fourth quarter of 2005. The Company's operations were almost completely shut down for the month of January due to extremely cold temperatures. As a significant portion of the Calfrac's cost structure is fixed in nature, this had a negative impact on profitability during the quarter. The Company considers its Russian operations to still be in the "start-up" phase, but

expects they will contribute positively to the Company's profitability in the future with the deployment of an additional coiled tubing unit and fracturing spread during the second quarter of 2006.

Gross Margin

Consolidated gross margin increased 54% to $49.9 million for the first quarter of 2006 from $32.4 million in the corresponding period of 2005. A larger fleet of equipment combined with strong levels of activity in Western Canada and the Rocky Mountain region of the U.S. were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margin was 40% for the period ended March 31, 2006, consistent with the same period a year ago. The higher gross margin resulting from a greater proportion of work being completed in northern Alberta and northeastern British Columbia was somewhat offset by start-up costs relating to the Company's Russian operations as well as by U.S. operations being a larger proportion of the Company's consolidated financial results where margins are currently lower than in Canada.

Expenses

Operating Expenses

During the quarter, operating costs totaled $76.1 million versus $48.3 million in the first quarter of 2005. The 58% year-over-year increase was due primarily to higher activity levels and a larger fleet of equipment. The Company incurred additional expenses in the 2006 three-month period as a result of opening new district offices in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk in Western Siberia to support Calfrac's new operating markets. District offices in Grande Prairie and Red Deer, Alberta were also expanded during the current quarter in order to support the growth of the Company's equipment fleet. In addition, the Company experienced higher labour costs during the first quarter of 2006 as a result of its efforts to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses totaled $7.5 million for the quarter ended March 31, 2006 compared to $7.3 million in 2005. As a percentage of revenue, SG&A expenses decreased to 6% in the 2006 three-month period compared to 9% in the corresponding period a year ago. The decrease in SG&A expenses as a percentage of revenue can be partially attributed to the higher revenue base resulting from the larger fleet of equipment and the relatively minor impact weather had on operations during the first quarter of 2006 compared to the prior year. In addition, the Company recorded a stock-based compensation expense of $0.6 million for the first quarter of 2006 compared to $1.0 million recorded in 2005, which related to the implementation of a new long-term incentive plan for directors, officers and employees.

Interest and Depreciation Expenses

The Company recorded interest expense of $0.3 million for the quarter ended March 31, 2006 compared to interest income of $0.1 million in 2005. The change was primarily as a result of the Company drawing on its credit facilities in order to finance its capital programs. Depreciation expense rose 47% to $5.3 million from $3.6 million in the first quarter of 2005 due to depreciation relating to equipment additions made during 2005 as well as the Company's first quarter 2006 capital program that included bringing six new fracturing spreads and other support equipment into service.

Income Tax

Income tax expense for the quarter ended March 31, 2006 totaled $2.6

million versus $0.2 million recorded in the prior year. Current tax for the reporting period was $1.2 million compared to a recovery of $0.4 million a year ago. The current tax expense partially resulted from the profitability of the Company's U.S. operations during the quarter as well as provincial tax on the profitability of a portion of the Company's Canadian income. Calfrac also incurred U.S. withholding tax on equipment leased to the Company's U.S. subsidiary. The recovery in 2005 related to losses sustained by the Company's U.S. operations. Future income tax expense for the three-month period ended March 31, 2006 totaled $1.4 million, related primarily to the drawdown of the Company's tax pools, compared to an expense of $0.5 million recorded in the first quarter of 2005.

Net Income

Net income for the quarter increased 59% to $34.6 million or $0.95 per share (basic) from $21.7 million or $0.60 per share (basic) in the first three months of 2005. This earnings growth was primarily due to an increase in utilization rates and revenue per job as a result of strong industry activity levels in both Canada and the United States as well as a larger fleet of equipment.

Cash Flow

Cash flow for the first quarter of 2006 increased 60% to $41.7 million or $1.15 per share (basic) from $26.0 million or $0.72 per share (basic) recorded in the first quarter of 2005. During the three-month period ended March 31, 2006, cash flow was used primarily to finance the Company's expanded capital expenditures program and fund operations during the high activity levels experienced in the quarter.

Summary of Quarterly Results

Three Months Ended	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005
(000s, except per share data)	($)	($)	($)	($)
(unaudited)				
Revenue	41,066	60,538	82,477	80,694
Gross margin	7,643	20,732	34,346	32,437
Net income (loss)	1,657	11,771	23,134	21,670
Per share - basic(1)	0.05	0.34	0.64	0.60
- diluted(1)	0.05	0.34	0.64	0.59
Cash flow from operations(2)	4,674	14,880	28,156	26,015
Per share - basic(1)	0.14	0.43	0.78	0.72
- diluted(1)	0.14	0.43	0.78	0.71
EBITDA(3)	4,591	15,299	27,950	25,339
Per share - basic(1)	0.13	0.44	0.77	0.70
- diluted(1)	0.13	0.44	0.77	0.69
Capital expenditures	11,311	12,740	14,846	22,108
Working capital	8,280	36,427	52,343	49,103
Shareholders' equity	112,065	151,402	174,956	197,091
Fracturing spreads (No.)				
Conventional	10	11	12	13
Coalbed methane	2	2	2	3
Total	12	13	14	16
Coiled tubing units (No.)				
Shallow	9	9	9	9
Deep	2	2	2	2
Total	11	11	11	11
Cementing units (No.)	4	4	4	5

Three Months Ended	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006
(000s, except per share data)	($)	($)	($)	($)
(unaudited)				
Revenue	44,619	77,377	111,634	126,010
Gross margin	7,630	25,694	43,336	49,927
Net income (loss)	(1,876)	12,947	27,372	34,556
Per share - basic(1)	(0.05)	0.36	0.75	0.95
- diluted(1)	(0.05)	0.35	0.75	0.94
Cash flow from operations(2)	2,280	18,503	33,794	41,656
Per share - basic(1)	0.06	0.51	0.93	1.15
- diluted(1)	0.06	0.51	0.92	1.13
EBITDA(3)	1,907	18,234	34,131	42,736
Per share - basic(1)	0.05	0.50	0.94	1.18
- diluted(1)	0.05	0.50	0.93	1.16
Capital expenditures	25,653	29,241	20,612	50,631
Working capital	22,301	12,962	39,396	37,071
Shareholders' equity	192,508	207,679	234,021	271,084
Fracturing spreads (No.)				
Conventional	13	13	17	18
Coalbed methane	4	4	4	4
Total	17	17	21	22
Coiled tubing units (No.)				
Shallow	9	9	9	9
Deep	2	2	2	3
Total	11	11	11	12
Cementing units (No.)	6	8	9	9

(1) Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

(2) Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Liquidity and Capital Resources

As at March 31, 2006, Calfrac had positive working capital of $37.1 million. Long-term debt, net of current portion, totaled $15.3 million. As at the date of this report, the Company had 36,378,008 common shares issued and outstanding.

Capital expenditures for the quarter ended March 31, 2006 totaled $50.6 million, a portion of which related to the completion of the 2005 capital

program including the construction of a conventional fracturing spread that was deployed to the Rocky Mountain region of the United States and an additional spread that is scheduled to be deployed to the Russian well servicing market during the second quarter of 2006. The Company also incurred expenses during the quarter related to the completion of two coiled tubing units and two cementing units that will be deployed during the second quarter. The remaining portion of the capital expenditures are related to the 2006 capital program, which contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the Canadian shallow gas market and the three remaining fracturing spreads will be focused on deeper, more technical markets (one of which will be deployed to each of the Canadian and U.S. markets, with the deployment of the third spread to be contingent on market opportunities). It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units fully operational.

The Company currently has a line of credit to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. The Company has drawn $4.7 million of this line of credit as at the date of this report. The facility also includes a revolving $50.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $30.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006 and beyond.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these

legal actions at this time. The Company does not expect these claims to be material.

Outlook

Activity levels in Western Canada continue to remain at record levels. The strong commodity price environment is expected to drive strong demand for the Company's service offerings throughout the remainder of 2006 and beyond. The Petroleum Services Association of Canada ("PSAC") recently updated its well forecast for 2006 by increasing its total well count 6% to 26,725 wells, representing an 8% increase over the total well count for 2005. The Company is particularly encouraged by the growth that it has experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. Demand for Calfrac's services that are specifically related to CBM applications are expected to improve throughout the remainder of the year. Historically, activity in Calfrac's shallow gas operations tend to improve through the second and third quarters, and the Company expects that 2006 will be no different. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first three months of 2006, which is expected to continue with the deployment of additional equipment during the second quarter of 2006.

The Company is very encouraged by the progress of its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent expansion into the eastern Colorado and Piceance Basins with the deployment of two additional conventional fracturing spreads should provide the foundation for improved financial results for 2006 and beyond as the Company gains leverage from operating a larger fleet of equipment over which to spread administrative and district expenses. Activity in the Piceance Basin has been particularly strong and the Company plans to meet this demand through the deployment of an additional fracturing spread to this Basin later in 2006.

Russian operations are still in a "start-up" phase. With the deployment of a conventional fracturing spread and an additional coiled tubing unit during the second quarter of 2006, the Company expects financial results from this geographic segment to improve throughout the remainder of the year.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

First Quarter Conference Call and Annual General Meeting

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its first quarter results at 10:00 a.m. (Calgary time) on Wednesday, May 10, 2006. The conference call dial-in number is 1-866-249-2165. The seven-day replay number is 1-877-289-8525 and enter 21185933 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Tuesday, May 9, 2006 at 3:30 p.m. (Calgary time) in the Turner Valley Room of the Fairmont Palliser Hotel, Calgary, Alberta.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading

on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2006	December 31, 2005
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Accounts receivable	103,272	91,693
Inventory	5,596	6,145
Prepaid expenses and deposits	3,051	2,219
	111,919	100,057
Capital assets	243,617	198,302
Long-term investment	324	324
Goodwill	6,003	6,003
Future income taxes	19,399	32,129
	381,262	336,815
Liabilities		
Current liabilities		
Bank indebtedness	17,506	10,813
Accounts payable and accrued liabilities	52,033	46,748
Income taxes payable	927	485
Current portion of long-term debt	4,382	2,615

	74,848	60,661
Long-term debt	15,333	8,000
Other long-term liabilities	3,522	6,306
Deferred credit	16,475	27,827
	110,178	102,794
Shareholders' equity		
Capital stock (note 4)	139,631	138,767
Shares held in trust (note 5)	--	(1,385)
Contributed surplus	2,575	2,317
Retained earnings	128,878	94,322
	271,084	234,021
	381,262	336,815

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2006	2005
(000s, except per share data) (unaudited)	($)	($)
Revenue	126,010	80,694
Expenses		
Operating	76,083	48,257
Selling, general and administrative	7,469	7,287
Equity share of income from long-term investments	--	(257)
Other expenses (income)	(278)	68
	83,274	55,355
	42,736	25,339
Depreciation	5,304	3,595
Amortization of intangibles	--	37
Interest	268	(107)
Income before income taxes	37,164	21,814
Income taxes		
Current	1,230	(361)
Future	1,378	526
	2,608	165
Income before non-controlling interest	34,556	21,649
Non-controlling interest	--	(21)
Net income for the period	34,556	21,670
Retained earnings, beginning of period	94,322	37,832
Retained earnings, end of period	128,878	59,502
Earnings per share		
Basic	0.95	0.60
Diluted	0.94	0.59

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2006	2005
(000s) (unaudited)	($)	($)
Cash provided by (used in)		
Operating activities		
Net income for the period	34,556	21,670
Items not involving cash		
Depreciation and amortization	5,304	3,632
Stock-based compensation	418	465
Equity share of income from long-term investments	--	(257)
Future income taxes	1,378	526
Non-controlling interest	--	(21)
Funds provided by operations	41,656	26,015
Net change in non-cash operating assets and liabilities	(11,641)	(7,654)
	30,015	18,361
Financing activities		
Issue of long-term debt	10,000	710
Long-term debt repayments	(899)	(3,190)
Net proceeds on issuance of common shares	703	--
	9,804	(2,480)
Investing activities		
Purchase of capital assets	(50,631)	(22,108)
Proceeds on disposal of capital assets	4,119	--
Acquisition of minority interest in a subsidiary	--	(3,000)
	(46,512)	(25,108)
Decrease in cash position	(6,693)	(9,227)
Cash and cash equivalents (bank indebtedness), beginning of period	(10,813)	27,830
Cash and cash equivalents (bank indebtedness), end of period	(17,506)	18,603

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006
(000s, except per share data) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to

the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

4. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	(No.)	($)
Balance, January 1, 2006	36,333,276	138,767
Issued upon exercise of stock options	44,732	864
Balance, March 31, 2006	36,378,008	139,631

The weighted average number of shares outstanding for the three months ended March 31, 2006 was 36,333,526 basic shares and 36,708,041 diluted shares (three months ended March 31, 2005 - 36,214,554 basic shares and 36,498,452 diluted shares).

5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2005, 43,637 shares were purchased on the open market at a cost of $1,385. These shares vested with employees on March 15, 2006 at which time they were distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. Stock Options

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	(No.)	($)
Outstanding, January 1, 2006	818,578	18.39
Granted during the period	224,600	31.16

Exercised for common shares	(44,732)	15.73
Forfeited	--	--
Balance, March 31, 2006	998,446	21.38

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. Related Party Transactions

For the three months ended March 31, 2006, the Company purchased $5,632 (2005 - $4,204) of products and services from a company in which it holds a 30% equity interest. At March 31, 2006, accounts payable included $2,176 of indebtedness to this related party (March 31, 2005 - $1,861).

8. Contingencies

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

9. Segmented Information

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Inter segment Elimi- nations	Consol- idated
	($)	($)	($)	($)	($)
Three Months Ended March 31, 2006					
Revenue	109,011	1,347	15,652	--	126,010
Net income (loss)	35,961	(2,170)	1,301	(536)	34,556
Segmented assets	381,667	20,689	28,489	(49,583)	381,262
Capital expenditures	44,564	4,858	1,788	(579)	50,631
Goodwill	6,003	--	--	--	6,003
Three Months Ended March 31, 2005					
Revenue	75,505	--	5,189	--	80,694
Net income (loss)	22,428	--	(758)	--	21,670
Segmented assets	273,117	--	5,420	(2,632)	275,905
Capital expenditures	22,034	--	74	--	22,108
Goodwill	6,003	--	--	--	6,003

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $45.7 million at March 31, 2006 (March 31, 2005 - $25.8 million).

>>

%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, (403) 266-7381 (fax)/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:01e 09-MAY-06

82-34909


TOTAL
TANK VOLUME

SERVICE FIRST Q1



CALFRAC WELL SERVICES LTD. › FIRST QUARTER INTERIM REPORT
For the Three Months Ended March 31, 2006

HIGHLIGHTS ›

Three Months Ended March 31,	2006	2005	Change
(000s, except per share data) (unaudited)	$	$	%
Financial			
Revenue	**126,010**	80,694	56
Gross margin	**49,927**	32,437	54
Net income	**34,556**	21,670	59
Per share – basic	**0.95**	0.60	58
– diluted	**0.94**	0.59	59
Cash flow from operations [(1)]	**41,656**	26,015	60
Per share – basic	**1.15**	0.72	60
– diluted	**1.13**	0.71	59
EBITDA [(2)]	**42,736**	25,339	69
Per share – basic	**1.18**	0.70	69
– diluted	**1.16**	0.69	68
Working capital	**37,071**	49,103	(25)
Shareholders' equity	**271,084**	197,091	38
Weighted average common shares outstanding (#)			
Basic	**36,333,526**	36,214,554	–
Diluted	**36,708,041**	36,498,452	1
	#	#	%
Operating			
Fracturing spreads at period end			
Conventional	**18**	13	38
Coalbed methane	**4**	3	33
Total	**22**	16	38
Coiled tubing units			
Shallow	**9**	9	–
Deep	**3**	2	50
Total	**12**	11	9
Cementing units	**9**	5	80

1. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
2. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Letter to Shareholders

I am pleased to present the highlights for the three months ended March 31, 2006 and the developments to date in this year's second quarter.

FINANCIAL HIGHLIGHTS ›

For the three months ended March 31, 2006, Calfrac again posted record first quarter financial results with revenue increasing to $126.0 million, net income improving to $34.6 million or $0.95 per share (basic) and cash flow growing to $41.7 million or $1.15 per share (basic). Another key metric we use to measure our growth and success is how much revenue we generate for each job we complete. During the 2006 first quarter, our average consolidated fracturing revenue per job increased 23% to $57,497 from $46,869 recorded in the first three months of 2005 with year-over-year margins remaining steady at 40%.

OPERATIONAL HIGHLIGHTS ›

Canadian Operations

The success of Calfrac's strategy to expand its operations in the more technically challenging geographic regions was evident in the first quarter with our increased market presence in the deeper areas of the Western Canadian Sedimentary Basin. During the period, fracturing, coiled tubing and cementing equipment as well as personnel from our Medicine Hat and Strathmore operating bases located in southern Alberta were mobilized on a temporary basis to our northern Alberta, northeastern British Columbia and Northwest Territories operating areas. This reallocation of assets allowed our Company to take advantage of the growing opportunities and demand for Calfrac's technology and expanded service lines, while still maintaining our commitment to our customers' long-term needs in the shallower southern and eastern regions of Alberta and Saskatchewan.

Our coalbed methane ("CBM") operations were below the Company's expectations during the first quarter with our customers incurring some weather as well as access and infrastructure challenges. Two ultra high rate nitrogen pumpers were added to our CBM fleet in order to enhance Calfrac's ability to pump at higher rates and to provide a back-up for the maintenance required on our high rate nitrogen fleet.

Calfrac recently negotiated a four-year "take or pay" contract with a major oil and gas operator for a multi-pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area (the equipment utilized for this contract was part of our 2005 capital build program). This arrangement is consistent with our strategy to have a portion of our equipment fleet operating under long-term contracts.

Our cementing operations have been demonstrating much improved results as we continue to roll out our new pumpers utilizing high-energy mixing system technologies.

During the spring breakup season, we continue to operate on a reduced basis due to road ban restrictions. That being said, we have begun our annual fracturing campaign in the "Suffield Block" of southern Alberta with a large project under way utilizing Calfrac's fracturing through coil technologies. In northeastern British Columbia, we continue to operate one of our deep multi-pumper fracturing spreads utilizing surface matting technologies, thereby allowing access to remote locations during this period when soft ground conditions normally halt operations. Calfrac's coiled tubing and cementing service lines are also currently operating on a limited basis, which are both road and weather dependent. In the second quarter, we will take delivery of two deep coiled tubing units and two additional twin cement pumpers that will be deployed in Canada.

United States Operations

Our United States operations continue to grow and demonstrate positive results with the delivery in late February of an additional deep multi-pumper fracturing spread, which was assigned to our Grand Junction, Colorado base. Our four fracturing spreads operating in the U.S. will help meet the demands of Calfrac's expanded customer base. We continue to service the fracturing and, since the latter part of 2005, coiled tubing market demands in the DJ Basin and eastern Colorado out of our Platteville, Colorado operating base.

82-34909

Russian Operations

In January in Western Siberia, our operations were significantly impacted by severe weather conditions such that our units were only able to operate on a limited basis due to extreme cold temperatures. Despite this, our Russian operations continue to grow with the addition of a third coiled tubing unit to operate out of our new base located at Khanty-Mansiysk in Western Siberia. The equipment was flown from North America in March to be commissioned for second quarter operations. A multi-pumper fracturing fleet is also being shipped via air, sea and rail to this same area and we anticipate fracturing operations will commence in June of this year. Calfrac continues to add experienced expatriates and local Russian employees to this expanding market.

CORPORATE ACTIVITIES ›

I am pleased to announce that our Board of Directors has approved a $28 million increase to the Company's 2006 capital program, resulting in a total capital budget for the year of $176 million that includes expenditures carried over from 2005. The largest single item in this increase is the proposed construction of a new district facility located in Strathmore, Alberta that will allow Calfrac to better service customers in the southern Alberta market as well as provide increased infrastructure support, including an equipment refurbishment centre, for the Company's domestic and international operations. In addition, the increased budget includes 11,250 of added horsepower to the Company's conventional pumping capacity in Canada and additional support equipment in its Russian operations. The Board has also approved the payment of deposits required to book manufacturing slots related to a potential 2007 capital program.

OUTLOOK ›

Calfrac is well underway with its capital program for 2006. Delivery of the bulk of our new equipment is expected late in the fourth quarter, which will result in 27 fracturing spreads, 18 coiled tubing units and 17 cementing units being fully operational by year-end.

The spring breakup period in Canada has allowed Calfrac to conduct equipment maintenance and repairs, thereby readying us for what is expected to be a very active remainder of 2006. This brief downtime has also allowed us to continue to train and certify our personnel as we continue to grow our employee base (which now exceeds 1,000), roll out new equipment and explore the potential to expand to new geographic regions. Operations in the United States are in full swing thus far in the second quarter and we look forward to a busy year in this market. Our operations in Russia continue to expand and we anticipate that all of our equipment will be fully operational throughout the second half of 2006.

In late April, Calfrac announced the retirement of Mr. Robert S. Roberts, Senior Vice President, Operations and Chief Operating Officer of the Company. Mr. Gordon A. Dibb, Executive Vice President of the Company has been named Calfrac's new Chief Operating Officer. Mr. Donald R. Battenfelder, the Company's Vice President, Operations, will continue to manage Calfrac's operations and will also assume Mr. Roberts' responsibilities for the Company's capital equipment program. We sincerely thank Mr. Roberts, one of the original founders of our Company, for his contributions over the past seven years and wish him the very best in his retirement.

We are excited about the results we have posted to date and we look forward to reporting our progress throughout the balance of the year.

On behalf of the Board of Directors,

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

May 8, 2006

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 8, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three months ended March 31, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. ("Calfrac" or the "Company") achieved record quarterly financial results for the three months ended March 31, 2006. High levels of activity in Western Canada and the Rocky Mountain region of the United States combined with a larger fleet of equipment provided the foundation for significant increases in revenue, net income and cash flow. Activity levels in the deeper areas of the Western Canadian Sedimentary Basin continued to be very strong for all of Calfrac's service lines and the primary driver for the substantial year-over-year increases in the Company's financial results.

Revenue for the three-month period ended March 31, 2006 totaled $126.0 million, an increase of 56% over the $80.7 million recorded a year ago. Net income for the first quarter of 2006 increased 59% to $34.6 million ($0.95 per share – basic) from $21.7 million ($0.60 per share – basic) in 2005. Cash flow totaled $41.7 million ($1.15 per share – basic), a 60% increase over the $26.0 million ($0.72 per share – basic) recorded in the same period of 2005.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the first quarter of 2006 increased 44% to $109.0 million versus $75.5 million for the first quarter of 2005. Canadian fracturing revenue for the three months ended March 31, 2006 totaled $98.6 million compared to $69.4 million recorded in the corresponding period the prior year. Revenue was positively impacted by the introduction of several new fracturing spreads and cementing units late in 2005, price book increases to the Company's service offerings that became effective July 1, 2005 and January 1, 2006, strong commodity prices and robust activity levels. While revenues increased substantially on a quarter-over-quarter basis, they were negatively impacted by unseasonably warm temperatures at the beginning of the quarter, which caused a reduction in expected activity levels in the Company's fracturing operations focused on coalbed methane ("CBM") and shallow gas. The Company was proactive in redeploying its fleet of equipment working in these markets to other areas to minimize the impact of changing weather patterns. Calfrac completed 1,738 Canadian fracturing jobs for average revenue of $56,753 per job compared to 1,525 jobs for $45,495 per job the prior year. The 25% improvement in revenue per job was attributable to a significant increase in the number of conventional fracturing jobs completed in northern Alberta and northeastern British Columbia. These jobs typically are larger in size and require more horsepower, thereby translating to higher revenue per job. The Company also recorded a significant increase in the number of CBM jobs during the quarter, which also tend to have higher per job revenues. The increase in the number of CBM jobs is a function of a larger fleet of equipment servicing this specialized market.

Revenue from coiled tubing operations totaled $4.6 million in the 2006 three-month period versus $4.2 million a year ago. The total number of jobs completed in the first quarter of 2006 was 1,314 for average revenue of $3,516 per job compared to 1,125 jobs for $3,747 per job in 2005. During 2005, the Company deployed two of its deep coiled tubing units to Russia's well servicing market and an additional shallow coiled tubing unit to the Rocky Mountain region of the United States. As a result, the Company operated 8 shallow coiled tubing units in Canada during the first quarter of 2006 compared to 11 a year ago. The shallower nature of the coiled tubing operations completed during the first three months of 2006 resulted in lower per job revenues.

Revenue from the Company's cementing operations totaled $5.8 million for the three months ended March 31, 2006, a 205% increase over the $1.9 million recorded in the first quarter of 2005. The total number of jobs completed in the 2006 three-month period was 627 for average revenue of $9,178 per job versus 257 jobs for $7,431 per job in the same period of 2005. The increase in revenue can be partially attributed to a larger fleet of equipment in operation during the quarter. Revenue per job figures were positively impacted by a higher proportion of work being completed in northern Alberta as well as price book increases implemented in July 2005 and January 2006.

United States Operations

Revenue from United States operations totaled $15.7 million in the first quarter of 2006 compared to $5.2 million recorded in the same period the prior year. The 202% increase was partially due to the deployment of two additional fracturing spreads to this market: one deployed late in 2005 to eastern Colorado and the second deployed late in the first quarter of 2006 to the Piceance Basin in the western part of that state. The Company's U.S. revenue was also positively affected by the commencement during the second quarter of 2005 of its operating base in Grand Junction, Colorado that services the Piceance Basin. The Company completed 248 U.S. fracturing jobs for average revenue of $62,711 per job for the period ended March 31, 2006 compared to 66 jobs for $78,621 per job in 2005. The decrease in revenue per job can be partially attributed to a stronger Canadian dollar. In addition, the commencement of operations in the shallow gas market of eastern Colorado late in 2005 resulted in lower revenues per job, as these jobs tend to be smaller in nature compared to Calfrac's other Colorado operations.

Russian Operations

The Company began providing coiled tubing services to Russia's oil and gas market in the fall of 2005. During the first quarter of 2006, Calfrac's revenue from Russian operations totaled $1.3 million compared to $1.2 million in the fourth quarter of 2005. The Company's operations were almost completely shut down for the month of January due to extremely cold temperatures. As a significant portion of the Calfrac's cost structure is fixed in nature, this had a negative impact on profitability during the quarter. The Company considers its Russian operations to still be in the "start-up" phase, but expects they will contribute positively to the Company's profitability in the future with the deployment of an additional coiled tubing unit and fracturing spread during the second quarter of 2006.

GROSS MARGIN ›

Consolidated gross margin increased 54% to $49.9 million for the first quarter of 2006 from $32.4 million in the corresponding period of 2005. A larger fleet of equipment combined with strong levels of activity in Western Canada and the Rocky Mountain region of the U.S. were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margin was 40% for the period ended March 31, 2006, consistent with the same period a year ago. The higher gross margin resulting from a greater proportion of work being completed in northern Alberta and northeastern British Columbia was somewhat offset by start-up costs relating

Management's Discussion and Analysis

to the Company's Russian operations as well as by U.S. operations being a larger proportion of the Company's consolidated financial results where margins are currently lower than in Canada.

EXPENSES ›

Operating Expenses

During the quarter, operating costs totaled $76.1 million versus $48.3 million in the first quarter of 2005. The 58% year-over-year increase was due primarily to higher activity levels and a larger fleet of equipment. The Company incurred additional expenses in the 2006 three-month period as a result of opening new district offices in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk in Western Siberia to support Calfrac's new operating markets. District offices in Grande Prairie and Red Deer, Alberta were also expanded during the current quarter in order to support the growth of the Company's equipment fleet. In addition, the Company experienced higher labour costs during the first quarter of 2006 as a result of its efforts to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses totaled $7.5 million for the quarter ended March 31, 2006 compared to $7.3 million in 2005. As a percentage of revenue, SG&A expenses decreased to 6% in the 2006 three-month period compared to 9% in the corresponding period a year ago. The decrease in SG&A expenses as a percentage of revenue can be partially attributed to the higher revenue base resulting from the larger fleet of equipment and the relatively minor impact weather had on operations during the first quarter of 2006 compared to the prior year. In addition, the Company recorded a stock-based compensation expense of $0.6 million for the first quarter of 2006 compared to $1.0 million recorded in 2005, which related to the implementation of a new long-term incentive plan for directors, officers and employees.

Interest and Depreciation Expenses

The Company recorded interest expense of $0.3 million for the quarter ended March 31, 2006 compared to interest income of $0.1 million in 2005. The change was primarily as a result of the Company drawing on its credit facilities in order to finance its capital programs. Depreciation expense rose 47% to $5.3 million from $3.6 million in the first quarter of 2005 due to depreciation relating to equipment additions made during 2005 as well as the Company's first quarter 2006 capital program that included bringing six new fracturing spreads and other support equipment into service.

INCOME TAX ›

Income tax expense for the quarter ended March 31, 2006 totaled $2.6 million versus $0.2 million recorded in the prior year. Current tax for the reporting period was $1.2 million compared to a recovery of $0.4 million a year ago. The current tax expense partially resulted from the profitability of the Company's U.S. operations during the quarter as well as provincial tax on the profitability of a portion of the Company's Canadian income. Calfrac also incurred U.S. withholding tax on equipment leased to the Company's U.S. subsidiary. The recovery in 2005 related to losses sustained by the Company's U.S. operations. Future income tax expense for the three-month period ended March 31, 2006 totaled $1.4 million, related primarily to the drawdown of the Company's tax pools, compared to an expense of $0.5 million recorded in the first quarter of 2005.

NET INCOME ›

Net income for the quarter increased 59% to $34.6 million or $0.95 per share (basic) from $21.7 million or $0.60 per share (basic) in the first three months of 2005. This earnings growth was primarily due to an increase

in utilization rates and revenue per job as a result of strong industry activity levels in both Canada and the United States as well as a larger fleet of equipment.

CASH FLOW ›

Cash flow for the first quarter of 2006 increased 60% to $41.7 million or $1.15 per share (basic) from $26.0 million or $0.72 per share (basic) recorded in the first quarter of 2005. During the three-month period ended March 31, 2006, cash flow was used primarily to finance the Company's expanded capital expenditures program and fund operations during the high activity levels experienced in the quarter.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	**Mar.31, 2006**
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	$
Revenue	41,066	60,538	82,477	80,694	44,619	77,377	111,634	**126,010**
Gross margin	7,643	20,732	34,346	32,437	7,630	25,694	43,336	**49,927**
Net income (loss)	1,657	11,771	23,134	21,670	(1,876)	12,947	27,372	**34,556**
Per share – basic [1]	0.05	0.34	0.64	0.60	(0.05)	0.36	0.75	**0.95**
– diluted [1]	0.05	0.34	0.64	0.59	(0.05)	0.35	0.75	**0.94**
Cash flow from operations [2]	4,674	14,880	28,156	26,015	2,280	18,503	33,794	**41,656**
Per share – basic [1]	0.14	0.43	0.78	0.72	0.06	0.51	0.93	**1.15**
– diluted [1]	0.14	0.43	0.78	0.71	0.06	0.51	0.92	**1.13**
EBITDA [3]	4,591	15,299	27,950	25,339	1,907	18,234	34,131	**42,736**
Per share – basic [1]	0.13	0.44	0.77	0.70	0.05	0.50	0.94	**1.18**
– diluted [1]	0.13	0.44	0.77	0.69	0.05	0.50	0.93	**1.16**
Capital expenditures	11,311	12,740	14,846	22,108	25,653	29,241	20,612	**50,631**
Working capital	8,280	36,427	52,343	49,103	22,301	12,962	39,396	**37,071**
Shareholders' equity	112,065	151,402	174,956	197,091	192,508	207,679	234,021	**271,084**
Fracturing spreads (#)								
Conventional	10	11	12	13	13	13	17	**18**
Coalbed methane	2	2	2	3	4	4	4	**4**
Total	12	13	14	16	17	17	21	**22**
Coiled tubing units (#)								
Shallow	9	9	9	9	9	9	9	**9**
Deep	2	2	2	2	2	2	2	**3**
Total	11	11	11	11	11	11	11	**12**
Cementing units (#)	4	4	4	5	6	8	9	**9**

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES ›

As at March 31, 2006, Calfrac had positive working capital of $37.1 million. Long-term debt, net of current portion, totaled $15.3 million. As at the date of this report, the Company had 36,378,008 common shares issued and outstanding.

Capital expenditures for the quarter ended March 31, 2006 totaled $50.6 million, a portion of which related to the completion of the 2005 capital program including the construction of a conventional fracturing spread that was deployed to the Rocky Mountain region of the United States and an additional spread that is scheduled to be deployed to the Russian well servicing market during the second quarter of 2006. The Company also incurred expenses during the quarter related to the completion of two coiled tubing units and two cementing units that will be deployed during the second quarter. The remaining portion of the capital expenditures are related to the 2006 capital program, which contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the Canadian shallow gas market and the three remaining fracturing spreads will be focused on deeper, more technical markets (one of which will be deployed to each of the Canadian and U.S. markets, with the deployment of the third spread to be contingent on market opportunities). It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units fully operational.

The Company currently has a line of credit to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. The Company has drawn $4.7 million of this line of credit as at the date of this report. The facility also includes a revolving $50.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $30.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006 and beyond.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

OUTLOOK ›

Activity levels in Western Canada continue to remain at record levels. The strong commodity price environment is expected to drive strong demand for the Company's service offerings throughout the remainder of 2006 and beyond. The Petroleum Services Association of Canada ("PSAC") recently updated its well forecast for 2006 by increasing its total well count 6% to 26,725 wells, representing an 8% increase over the total well count for 2005. The Company is particularly encouraged by the growth that it has experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. Demand for Calfrac's services that are specifically related to CBM applications are expected to improve throughout the remainder of the year. Historically, activity in Calfrac's shallow gas operations tend to improve through the second and third quarters, and the Company expects that 2006 will be no different. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first three months of 2006, which is expected to continue with the deployment of additional equipment during the second quarter of 2006.

The Company is very encouraged by the progress of its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent expansion into the eastern Colorado and Piceance Basins with the deployment of two additional conventional fracturing spreads should provide the foundation for improved financial results for 2006 and beyond as the Company gains leverage from operating a larger fleet of equipment over which to spread administrative and district expenses. Activity in the Piceance Basin has been particularly strong and the Company plans to meet this demand through the deployment of an additional fracturing spread to this Basin later in 2006.

Russian operations are still in a "start-up" phase. With the deployment of a conventional fracturing spread and an additional coiled tubing unit during the second quarter of 2006, the Company expects financial results from this geographic segment to improve throughout the remainder of the year.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Management's Discussion and Analysis

FIRST QUARTER CONFERENCE CALL AND ANNUAL GENERAL MEETING ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its first quarter results at 10:00 a.m. (Calgary time) on Wednesday, May 10, 2006. The conference call dial-in number is 1-866-249-2165. The seven-day replay number is 1-877-289-8525 and enter 21185933#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Tuesday, May 9, 2006 at 3:30 p.m. (Calgary time) in the Turner Valley Room of the Fairmont Palliser Hotel, Calgary, Alberta.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

May 8, 2006
Calgary, Alberta

Consolidated Balance Sheets

As at	March 31, 2006	December 31, 2005
(000s) (unaudited)	$	$
Assets		
Current assets		
Accounts receivable	**103,272**	91,693
Inventory	**5,596**	6,145
Prepaid expenses and deposits	**3,051**	2,219
	111,919	100,057
Capital assets	**243,617**	198,302
Long-term investment	**324**	324
Goodwill	**6,003**	6,003
Future income taxes	**19,399**	32,129
	381,262	336,815
Liabilities		
Current liabilities		
Bank indebtedness	**17,506**	10,813
Accounts payable and accrued liabilities	**52,033**	46,748
Income taxes payable	**927**	485
Current portion of long-term debt	**4,382**	2,615
	74,848	60,661
Long-term debt	**15,333**	8,000
Other long-term liabilities	**3,522**	6,306
Deferred credit	**16,475**	27,827
	110,178	102,794
Shareholders' equity		
Capital stock (note 4)	**139,631**	138,767
Shares held in trust (note 5)	**–**	(1,385)
Contributed surplus	**2,575**	2,317
Retained earnings	**128,878**	94,322
	271,084	234,021
	381,262	336,815

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

Three Months Ended March 31,	2006	2005
(000s, except per share data) (unaudited)	$	$
Revenue	**126,010**	80,694
Expenses		
Operating	**76,083**	48,257
Selling, general and administrative	**7,469**	7,287
Equity share of income from long-term investments	**–**	(257)
Other expenses (income)	**(278)**	68
	83,274	55,355
	42,736	25,339
Depreciation	**5,304**	3,595
Amortization of intangibles	**–**	37
Interest	**268**	(107)
Income before income taxes	**37,164**	21,814
Income taxes		
Current	**1,230**	(361)
Future	**1,378**	526
	2,608	165
Income before non-controlling interest	**34,556**	21,649
Non-controlling interest	**–**	(21)
Net income for the period	**34,556**	21,670
Retained earnings, beginning of period	**94,322**	37,832
Retained earnings, end of period	**128,878**	59,502
Earnings per share		
Basic	**0.95**	0.60
Diluted	**0.94**	0.59

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31,	2006	2005
(000s) (unaudited)	$	$
Cash provided by (used in)		
Operating activities		
Net income for the period	**34,556**	21,670
Items not involving cash		
Depreciation and amortization	**5,304**	3,632
Stock-based compensation	**418**	465
Equity share of income from long-term investments	**–**	(257)
Future income taxes	**1,378**	526
Non-controlling interest	**–**	(21)
Funds provided by operations	**41,656**	26,015
Net change in non-cash operating assets and liabilities	**(11,641)**	(7,654)
	30,015	18,361
Financing activities		
Issue of long-term debt	**10,000**	710
Long-term debt repayments	**(899)**	(3,190)
Net proceeds on issuance of common shares	**703**	–
	9,804	(2,480)
Investing activities		
Purchase of capital assets	**(50,631)**	(22,108)
Proceeds on disposal of capital assets	**4,119**	–
Acquisition of minority interest in a subsidiary	**–**	(3,000)
	(46,512)	(25,108)
Decrease in cash position	**(6,693)**	(9,227)
Cash and cash equivalents (bank indebtedness), beginning of period	**(10,813)**	27,830
Cash and cash equivalents (bank indebtedness), end of period	**(17,506)**	18,603

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2006
(000s, except per share data) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

4. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	#	$
Balance, January 1, 2006	36,333,276	138,767
Issued upon exercise of stock options	**44,732**	**864**
Balance, March 31, 2006	**36,378,008**	**139,631**

The weighted average number of shares outstanding for the three months ended March 31, 2006 was 36,333,526 basic shares and 36,708,041 diluted shares (three months ended March 31, 2005 – 36,214,554 basic shares and 36,498,452 diluted shares).

5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2005, 43,637 shares were purchased on the open market at a cost of $1,385. These shares vested with employees on March 15, 2006 at which time they were distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. STOCK OPTIONS ›

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	#	$
Outstanding, January 1, 2006	818,578	18.39
Granted during the period	**224,600**	**31.16**
Exercised for common shares	**(44,732)**	**15.73**
Forfeited	**–**	**–**
Balance, March 31, 2006	**998,446**	**21.38**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. RELATED PARTY TRANSACTIONS ›

For the three months ended March 31, 2006, the Company purchased $5,632 (2005 – $4,204) of products and services from a company in which it holds a 30% equity interest. At March 31, 2006, accounts payable included $2,176 of indebtedness to this related party (March 31, 2005 – $1,861).

8. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Notes to Consolidated Financial Statements

9. SEGMENTED INFORMATION ›

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	$	$	$	$	$
Three Months Ended March 31, 2006					
Revenue	**109,011**	**1,347**	**15,652**	**–**	**126,010**
Net income (loss)	**35,961**	**(2,170)**	**1,301**	**(536)**	**34,556**
Segmented assets	**381,667**	**20,689**	**28,489**	**(49,583)**	**381,262**
Capital expenditures	**44,564**	**4,858**	**1,788**	**(579)**	**50,631**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended March 31, 2005					
Revenue	75,505	–	5,189	–	80,694
Net income (loss)	22,428	–	(758)	–	21,670
Segmented assets	273,117	–	5,420	(2,632)	275,905
Capital expenditures	22,034	–	74	–	22,108
Goodwill	6,003	–	–	–	6,003

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $45.7 million at March 31, 2006 (March 31, 2005 – $25.8 million).

Corporate Information

BOARD OF DIRECTORS ›

Ronald P. Mathison
Chairman (1)(2)

James S. Blair (3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee

OFFICERS ›

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President &
Chief Operating Officer

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President,
Business Development

Stephen T. Dadge
Vice President, Corporate Services

Matthew L. Mignault
Controller

HEAD OFFICE ›

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES ›

Alberta, Canada
Calgary – Head Office
Grande Prairie
Medicine Hat
Red Deer
Strathmore

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

AUDITOR ›

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER ›

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL ›

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT ›

Computershare Trust
Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING ›

Toronto Stock Exchange
Trading Symbol: CFW

Consolidated Balance Sheets

As at	March 31, 2006	December 31, 2005
(000s) (unaudited)	$	$
Assets		
Current assets		
Accounts receivable	**103,272**	91,693
Inventory	**5,596**	6,145
Prepaid expenses and deposits	**3,051**	2,219
	111,919	100,057
Capital assets	**243,617**	198,302
Long-term investment	**324**	324
Goodwill	**6,003**	6,003
Future income taxes	**19,399**	32,129
	381,262	336,815
Liabilities		
Current liabilities		
Bank indebtedness	**17,506**	10,813
Accounts payable and accrued liabilities	**52,033**	46,748
Income taxes payable	**927**	485
Current portion of long-term debt	**4,382**	2,615
	74,848	60,661
Long-term debt	**15,333**	8,000
Other long-term liabilities	**3,522**	6,306
Deferred credit	**16,475**	27,827
	110,178	102,794
Shareholders' equity		
Capital stock (note 4)	**139,631**	138,767
Shares held in trust (note 5)	**–**	(1,385)
Contributed surplus	**2,575**	2,317
Retained earnings	**128,878**	94,322
	271,084	234,021
	381,262	336,815

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

Three Months Ended March 31,	2006	2005
(000s, except per share data) (unaudited)	$	$
Revenue	**126,010**	80,694
Expenses		
Operating	**76,083**	48,257
Selling, general and administrative	**7,469**	7,287
Equity share of income from long-term investments	**–**	(257)
Other expenses (income)	**(278)**	68
	83,274	55,355
	42,736	25,339
Depreciation	**5,304**	3,595
Amortization of intangibles	**–**	37
Interest	**268**	(107)
Income before income taxes	**37,164**	21,814
Income taxes		
Current	**1,230**	(361)
Future	**1,378**	526
	2,608	165
Income before non-controlling interest	**34,556**	21,649
Non-controlling interest	**–**	(21)
Net income for the period	**34,556**	21,670
Retained earnings, beginning of period	**94,322**	37,832
Retained earnings, end of period	**128,878**	59,502
Earnings per share		
Basic	**0.95**	0.60
Diluted	**0.94**	0.59

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31,	2006	2005
(000s) (unaudited)	$	$
Cash provided by (used in)		
Operating activities		
Net income for the period	**34,556**	21,670
Items not involving cash		
Depreciation and amortization	**5,304**	3,632
Stock-based compensation	**418**	465
Equity share of income from long-term investments	**–**	(257)
Future income taxes	**1,378**	526
Non-controlling interest	**–**	(21)
Funds provided by operations	**41,656**	26,015
Net change in non-cash operating assets and liabilities	**(11,641)**	(7,654)
	30,015	18,361
Financing activities		
Issue of long-term debt	**10,000**	710
Long-term debt repayments	**(899)**	(3,190)
Net proceeds on issuance of common shares	**703**	–
	9,804	(2,480)
Investing activities		
Purchase of capital assets	**(50,631)**	(22,108)
Proceeds on disposal of capital assets	**4,119**	–
Acquisition of minority interest in a subsidiary	**–**	(3,000)
	(46,512)	(25,108)
Decrease in cash position	**(6,693)**	(9,227)
Cash and cash equivalents (bank indebtedness), beginning of period	**(10,813)**	27,830
Cash and cash equivalents (bank indebtedness), end of period	**(17,506)**	18,603

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2006
(000s, except per share data) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

4. CAPITAL STOCK ›

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares (year-to-date)	Shares	Amount
	#	$
Balance, January 1, 2006	36,333,276	138,767
Issued upon exercise of stock options	**44,732**	**864**
Balance, March 31, 2006	**36,378,008**	**139,631**

The weighted average number of shares outstanding for the three months ended March 31, 2006 was 36,333,526 basic shares and 36,708,041 diluted shares (three months ended March 31, 2005 – 36,214,554 basic shares and 36,498,452 diluted shares).

5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. During 2005, 43,637 shares were purchased on the open market at a cost of $1,385. These shares vested with employees on March 15, 2006 at which time they were distributed to those individuals participating in the plan. Shares held within the Trust are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. STOCK OPTIONS ›

Continuity of Stock Options (year-to-date)	Options	Average Exercise Price
	#	$
Outstanding, January 1, 2006	818,578	18.39
Granted during the period	**224,600**	**31.16**
Exercised for common shares	**(44,732)**	**15.73**
Forfeited	**–**	**–**
Balance, March 31, 2006	**998,446**	**21.38**

All stock options vest equally over three years and expire three and one-half years from the date of grant. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

7. RELATED PARTY TRANSACTIONS ›

For the three months ended March 31, 2006, the Company purchased $5,632 (2005 – $4,204) of products and services from a company in which it holds a 30% equity interest. At March 31, 2006, accounts payable included $2,176 of indebtedness to this related party (March 31, 2005 – $1,861).

8. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Notes to Consolidated Financial Statements

9. SEGMENTED INFORMATION ›

The Company's activities are conducted in three geographic segments: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	$	$	$	$	$
Three Months Ended March 31, 2006					
Revenue	**109,011**	**1,347**	**15,652**	**–**	**126,010**
Net income (loss)	**35,961**	**(2,170)**	**1,301**	**(536)**	**34,556**
Segmented assets	**381,667**	**20,689**	**28,489**	**(49,583)**	**381,262**
Capital expenditures	**44,564**	**4,858**	**1,788**	**(579)**	**50,631**
Goodwill	**6,003**	**–**	**–**	**–**	**6,003**
Three Months Ended March 31, 2005					
Revenue	75,505	–	5,189	–	80,694
Net income (loss)	22,428	–	(758)	–	21,670
Segmented assets	273,117	–	5,420	(2,632)	275,905
Capital expenditures	22,034	–	74	–	22,108
Goodwill	6,003	–	–	–	6,003

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent Company. The cost base of these assets was $45.7 million at March 31, 2006 (March 31, 2005 – $25.8 million).

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 8, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the unaudited financial performance for the three months ended March 31, 2006 and 2005 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. ("Calfrac" or the "Company") achieved record quarterly financial results for the three months ended March 31, 2006. High levels of activity in Western Canada and the Rocky Mountain region of the United States combined with a larger fleet of equipment provided the foundation for significant increases in revenue, net income and cash flow. Activity levels in the deeper areas of the Western Canadian Sedimentary Basin continued to be very strong for all of Calfrac's service lines and the primary driver for the substantial year-over-year increases in the Company's financial results.

Revenue for the three-month period ended March 31, 2006 totaled $126.0 million, an increase of 56% over the $80.7 million recorded a year ago. Net income for the first quarter of 2006 increased 59% to $34.6 million ($0.95 per share – basic) from $21.7 million ($0.60 per share – basic) in 2005. Cash flow totaled $41.7 million ($1.15 per share – basic), a 60% increase over the $26.0 million ($0.72 per share – basic) recorded in the same period of 2005.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the first quarter of 2006 increased 44% to $109.0 million versus $75.5 million for the first quarter of 2005. Canadian fracturing revenue for the three months ended March 31, 2006 totaled $98.6 million compared to $69.4 million recorded in the corresponding period the prior year. Revenue was positively impacted by the introduction of several new fracturing spreads and cementing units late in 2005, price book increases to the Company's service offerings that became effective July 1, 2005 and January 1, 2006, strong commodity prices and robust activity levels. While revenues increased substantially on a quarter-over-quarter basis, they were negatively impacted by unseasonably warm temperatures at the beginning of the quarter, which caused a reduction in expected activity levels in the Company's fracturing operations focused on coalbed methane ("CBM") and shallow gas. The Company was proactive in redeploying its fleet of equipment working in these markets to other areas to minimize the impact of changing weather patterns. Calfrac completed 1,738 Canadian fracturing jobs for average revenue of $56,753 per job compared to 1,525 jobs for $45,495 per job the prior year. The 25% improvement in revenue per job was attributable to a significant increase in the number of conventional fracturing jobs completed in northern Alberta and northeastern British Columbia. These jobs typically are larger in size and require more horsepower, thereby translating to higher revenue per job. The Company also recorded a significant increase in the number of CBM jobs during the quarter, which also tend to have higher per job revenues. The increase in the number of CBM jobs is a function of a larger fleet of equipment servicing this specialized market.

Revenue from coiled tubing operations totaled $4.6 million in the 2006 three-month period versus $4.2 million a year ago. The total number of jobs completed in the first quarter of 2006 was 1,314 for average revenue of $3,516 per job compared to 1,125 jobs for $3,747 per job in 2005. During 2005, the Company deployed two of its deep coiled tubing units to Russia's well servicing market and an additional shallow coiled tubing unit to the Rocky Mountain region of the United States. As a result, the Company operated 8 shallow coiled tubing units in Canada during the first quarter of 2006 compared to 11 a year ago. The shallower nature of the coiled tubing operations completed during the first three months of 2006 resulted in lower per job revenues.

Revenue from the Company's cementing operations totaled $5.8 million for the three months ended March 31, 2006, a 205% increase over the $1.9 million recorded in the first quarter of 2005. The total number of jobs completed in the 2006 three-month period was 627 for average revenue of $9,178 per job versus 257 jobs for $7,431 per job in the same period of 2005. The increase in revenue can be partially attributed to a larger fleet of equipment in operation during the quarter. Revenue per job figures were positively impacted by a higher proportion of work being completed in northern Alberta as well as price book increases implemented in July 2005 and January 2006.

United States Operations

Revenue from United States operations totaled $15.7 million in the first quarter of 2006 compared to $5.2 million recorded in the same period the prior year. The 202% increase was partially due to the deployment of two additional fracturing spreads to this market: one deployed late in 2005 to eastern Colorado and the second deployed late in the first quarter of 2006 to the Piceance Basin in the western part of that state. The Company's U.S. revenue was also positively affected by the commencement during the second quarter of 2005 of its operating base in Grand Junction, Colorado that services the Piceance Basin. The Company completed 248 U.S. fracturing jobs for average revenue of $62,711 per job for the period ended March 31, 2006 compared to 66 jobs for $78,621 per job in 2005. The decrease in revenue per job can be partially attributed to a stronger Canadian dollar. In addition, the commencement of operations in the shallow gas market of eastern Colorado late in 2005 resulted in lower revenues per job, as these jobs tend to be smaller in nature compared to Calfrac's other Colorado operations.

Russian Operations

The Company began providing coiled tubing services to Russia's oil and gas market in the fall of 2005. During the first quarter of 2006, Calfrac's revenue from Russian operations totaled $1.3 million compared to $1.2 million in the fourth quarter of 2005. The Company's operations were almost completely shut down for the month of January due to extremely cold temperatures. As a significant portion of the Calfrac's cost structure is fixed in nature, this had a negative impact on profitability during the quarter. The Company considers its Russian operations to still be in the "start-up" phase, but expects they will contribute positively to the Company's profitability in the future with the deployment of an additional coiled tubing unit and fracturing spread during the second quarter of 2006.

GROSS MARGIN ›

Consolidated gross margin increased 54% to $49.9 million for the first quarter of 2006 from $32.4 million in the corresponding period of 2005. A larger fleet of equipment combined with strong levels of activity in Western Canada and the Rocky Mountain region of the U.S. were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margin was 40% for the period ended March 31, 2006, consistent with the same period a year ago. The higher gross margin resulting from a greater proportion of work being completed in northern Alberta and northeastern British Columbia was somewhat offset by start-up costs relating

Management's Discussion and Analysis

to the Company's Russian operations as well as by U.S. operations being a larger proportion of the Company's consolidated financial results where margins are currently lower than in Canada.

EXPENSES ›

Operating Expenses

During the quarter, operating costs totaled $76.1 million versus $48.3 million in the first quarter of 2005. The 58% year-over-year increase was due primarily to higher activity levels and a larger fleet of equipment. The Company incurred additional expenses in the 2006 three-month period as a result of opening new district offices in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk in Western Siberia to support Calfrac's new operating markets. District offices in Grande Prairie and Red Deer, Alberta were also expanded during the current quarter in order to support the growth of the Company's equipment fleet. In addition, the Company experienced higher labour costs during the first quarter of 2006 as a result of its efforts to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses totaled $7.5 million for the quarter ended March 31, 2006 compared to $7.3 million in 2005. As a percentage of revenue, SG&A expenses decreased to 6% in the 2006 three-month period compared to 9% in the corresponding period a year ago. The decrease in SG&A expenses as a percentage of revenue can be partially attributed to the higher revenue base resulting from the larger fleet of equipment and the relatively minor impact weather had on operations during the first quarter of 2006 compared to the prior year. In addition, the Company recorded a stock-based compensation expense of $0.6 million for the first quarter of 2006 compared to $1.0 million recorded in 2005, which related to the implementation of a new long-term incentive plan for directors, officers and employees.

Interest and Depreciation Expenses

The Company recorded interest expense of $0.3 million for the quarter ended March 31, 2006 compared to interest income of $0.1 million in 2005. The change was primarily as a result of the Company drawing on its credit facilities in order to finance its capital programs. Depreciation expense rose 47% to $5.3 million from $3.6 million in the first quarter of 2005 due to depreciation relating to equipment additions made during 2005 as well as the Company's first quarter 2006 capital program that included bringing six new fracturing spreads and other support equipment into service.

INCOME TAX ›

Income tax expense for the quarter ended March 31, 2006 totaled $2.6 million versus $0.2 million recorded in the prior year. Current tax for the reporting period was $1.2 million compared to a recovery of $0.4 million a year ago. The current tax expense partially resulted from the profitability of the Company's U.S. operations during the quarter as well as provincial tax on the profitability of a portion of the Company's Canadian income. Calfrac also incurred U.S. withholding tax on equipment leased to the Company's U.S. subsidiary. The recovery in 2005 related to losses sustained by the Company's U.S. operations. Future income tax expense for the three-month period ended March 31, 2006 totaled $1.4 million, related primarily to the drawdown of the Company's tax pools, compared to an expense of $0.5 million recorded in the first quarter of 2005.

NET INCOME ›

Net income for the quarter increased 59% to $34.6 million or $0.95 per share (basic) from $21.7 million or $0.60 per share (basic) in the first three months of 2005. This earnings growth was primarily due to an increase

in utilization rates and revenue per job as a result of strong industry activity levels in both Canada and the United States as well as a larger fleet of equipment.

CASH FLOW ›

Cash flow for the first quarter of 2006 increased 60% to $41.7 million or $1.15 per share (basic) from $26.0 million or $0.72 per share (basic) recorded in the first quarter of 2005. During the three-month period ended March 31, 2006, cash flow was used primarily to finance the Company's expanded capital expenditures program and fund operations during the high activity levels experienced in the quarter.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	**Mar.31, 2006**
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	$
Revenue	41,066	60,538	82,477	80,694	44,619	77,377	111,634	**126,010**
Gross margin	7,643	20,732	34,346	32,437	7,630	25,694	43,336	**49,927**
Net income (loss)	1,657	11,771	23,134	21,670	(1,876)	12,947	27,372	**34,556**
Per share – basic [1]	0.05	0.34	0.64	0.60	(0.05)	0.36	0.75	**0.95**
– diluted [1]	0.05	0.34	0.64	0.59	(0.05)	0.35	0.75	**0.94**
Cash flow from operations [2]	4,674	14,880	28,156	26,015	2,280	18,503	33,794	**41,656**
Per share – basic [1]	0.14	0.43	0.78	0.72	0.06	0.51	0.93	**1.15**
– diluted [1]	0.14	0.43	0.78	0.71	0.06	0.51	0.92	**1.13**
EBITDA [3]	4,591	15,299	27,950	25,339	1,907	18,234	34,131	**42,736**
Per share – basic [1]	0.13	0.44	0.77	0.70	0.05	0.50	0.94	**1.18**
– diluted [1]	0.13	0.44	0.77	0.69	0.05	0.50	0.93	**1.16**
Capital expenditures	11,311	12,740	14,846	22,108	25,653	29,241	20,612	**50,631**
Working capital	8,280	36,427	52,343	49,103	22,301	12,962	39,396	**37,071**
Shareholders' equity	112,065	151,402	174,956	197,091	192,508	207,679	234,021	**271,084**
Fracturing spreads (#)								
Conventional	10	11	12	13	13	13	17	**18**
Coalbed methane	2	2	2	3	4	4	4	**4**
Total	12	13	14	16	17	17	21	**22**
Coiled tubing units (#)								
Shallow	9	9	9	9	9	9	9	**9**
Deep	2	2	2	2	2	2	2	**3**
Total	11	11	11	11	11	11	11	**12**
Cementing units (#)	4	4	4	5	6	8	9	**9**

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Funds provided by operations" as reflected in the Consolidated Statement of Cash Flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by securities analysts and others in evaluating companies and their ability to service debt.

Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES ›

As at March 31, 2006, Calfrac had positive working capital of $37.1 million. Long-term debt, net of current portion, totaled $15.3 million. As at the date of this report, the Company had 36,378,008 common shares issued and outstanding.

Capital expenditures for the quarter ended March 31, 2006 totaled $50.6 million, a portion of which related to the completion of the 2005 capital program including the construction of a conventional fracturing spread that was deployed to the Rocky Mountain region of the United States and an additional spread that is scheduled to be deployed to the Russian well servicing market during the second quarter of 2006. The Company also incurred expenses during the quarter related to the completion of two coiled tubing units and two cementing units that will be deployed during the second quarter. The remaining portion of the capital expenditures are related to the 2006 capital program, which contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers, transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in the Canadian shallow gas market and the three remaining fracturing spreads will be focused on deeper, more technical markets (one of which will be deployed to each of the Canadian and U.S. markets, with the deployment of the third spread to be contingent on market opportunities). It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units fully operational.

The Company currently has a line of credit to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. The Company has drawn $4.7 million of this line of credit as at the date of this report. The facility also includes a revolving $50.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $30.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006 and beyond.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 10 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited all of these pools.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

OUTLOOK ›

Activity levels in Western Canada continue to remain at record levels. The strong commodity price environment is expected to drive strong demand for the Company's service offerings throughout the remainder of 2006 and beyond. The Petroleum Services Association of Canada ("PSAC") recently updated its well forecast for 2006 by increasing its total well count 6% to 26,725 wells, representing an 8% increase over the total well count for 2005. The Company is particularly encouraged by the growth that it has experienced in all of its service lines in the deeper, more technical markets of northern Alberta and northeastern British Columbia. Demand for Calfrac's services that are specifically related to CBM applications are expected to improve throughout the remainder of the year. Historically, activity in Calfrac's shallow gas operations tend to improve through the second and third quarters, and the Company expects that 2006 will be no different. Calfrac's coiled tubing and cementing operations experienced positive momentum in the first three months of 2006, which is expected to continue with the deployment of additional equipment during the second quarter of 2006.

The Company is very encouraged by the progress of its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent expansion into the eastern Colorado and Piceance Basins with the deployment of two additional conventional fracturing spreads should provide the foundation for improved financial results for 2006 and beyond as the Company gains leverage from operating a larger fleet of equipment over which to spread administrative and district expenses. Activity in the Piceance Basin has been particularly strong and the Company plans to meet this demand through the deployment of an additional fracturing spread to this Basin later in 2006.

Russian operations are still in a "start-up" phase. With the deployment of a conventional fracturing spread and an additional coiled tubing unit during the second quarter of 2006, the Company expects financial results from this geographic segment to improve throughout the remainder of the year.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Management's Discussion and Analysis

FIRST QUARTER CONFERENCE CALL AND ANNUAL GENERAL MEETING ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its first quarter results at 10:00 a.m. (Calgary time) on Wednesday, May 10, 2006. The conference call dial-in number is 1-866-249-2165. The seven-day replay number is 1-877-289-8525 and enter 21185933#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Tuesday, May 9, 2006 at 3:30 p.m. (Calgary time) in the Turner Valley Room of the Fairmont Palliser Hotel, Calgary, Alberta.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

May 8, 2006
Calgary, Alberta

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Douglas R. Ramsay, President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 10, 2006

(signed) "Douglas R. Ramsay"
Douglas R. Ramsay
President and Chief Executive Officer

FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS

I, Tom J. Medvedic, Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 10, 2006

(signed) "Tom J. Medvedic"

Tom J. Medvedic
Vice President, Finance and Chief Financial Officer